18 October 2002
Number: 53/03

BHP BILLITON SIGNS CHINA LNG SALES AND PURCHASE AGREEMENTS

BHP Billiton, together with the other participants in the North West Shelf Venture, today signed Sales and Purchase Agreements with the companies comprising the Guangdong LNG Project for the purchase and supply of liquefied natural gas (LNG) from the North West Shelf (NWS) in Western Australia.

The agreements were signed by the six NWS LNG Sellers and cover the supply of approximately 3.3 million tonnes of LNG per year to Phase One of the Guangdong LNG Project for a period of 25 years starting in late 2005. The contract is worth between A$20 billion and A$25 billion.

The Guangdong LNG project is China's first LNG project and involves the construction of an LNG import terminal and high-pressure gas pipeline in two phases.

President and CEO BHP Billiton Petroleum Philip Aiken, the North West Shelf Owners' Representative for the deal, said at the signing ceremony today in Canberra that he was delighted to participate in such an historic event.

"The occasion marks the beginning of the North West Shelf's commercial relationship with the Chinese LNG project proponents and a new phase of supply of North West Shelf LNG to China," Mr Aiken said.

"The agreements are very important for the overall bilateral relationship between China and Australia, reinforcing Australia's position as a competitive, reliable and secure supplier of LNG to the Asia Pacific region.

Mr Aiken also believes that the deal is significant for the future of BHP Billiton to supply into the Chinese market. "Whether it's iron ore or coal or LNG, the Chinese market is huge and growing, and having a strong position early is very important."

"We look forward to working with the proponents of the Project and hope that we can find new opportunities to extend our working relationship in the future."

BHP Billiton Chairman Don Argus praised Mr Aiken who, as North West
Shelf Owners' Representative for the deal, acted as pivotal link between the commercial negotiating teams and the political view; the Commonwealth and Western Australian Governments; the Department of Foreign Affairs and Trade; and the Project's marketing agentAustralia LNG for their significant roles in bringing the deal to fruition.

Mr Argus said: "The fact that we had the unshakable support of the Government was very important. In particular I would like to thank the Prime Minister John Howard, the Western Australian Premier Geoff Gallop and former WA Premier Richard Court for their sustained support and assistance."

The companies comprising the Guangdong LNG project are:

- China National Offshore Oil Company
- Shenzhen Investment Holding Corporation
- Guangdong Yuedian Power Assets Managing Co. Ltd
- Guangzhou Gas Company
- The Hong Kong & China Gas Company Limited
- Hong Kong Electric Holdings Limited
- Foshan Municipal Gas General Company
- Dongguang Fuel Industrial General Company
- BP Global Investments Limited

The NWS Venture is currently constructing a fourth LNG processing train at the Venture's gas processing facilities on the Burrup Peninsula, Western Australia, and a second trunkline from the North Rankin A Platform to shore. First LNG from the fourth train is scheduled for mid-2004.

Further infrastructure investments are now being assessed to supply future opportunities and contractual obligations.

BHP Billiton has a 16.67 per cent equity interest in the North West
Shelf Project.


Further news and information can be found on our Internet site:
www.bhpbilliton.com


Australia
Andrew Nairn, Investor Relations
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